Manually Signed Copy


02045259


RECD S.E.C.
JUL 5 - 2002
1086

7/5/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

A press release dated July 3, 2002 announcing the final result of a public exchange offer in Switzerland to the minority holders of equity interests in Cementia Holding AG.



PRESS RELEASE

This announcement does not constitute or form part of an offer to exchange or sell or solicitation of an offer to exchange, purchase or subscribe for securities in the United States or any other jurisdiction. The public exchange offer will not be extended to any jurisdiction outside Switzerland where it is illegal or does not comply with local requirements. No public exchange offer or public offering of securities is being made in the United States or the United Kingdom and tenders from or on behalf of holders in the United States will not be permitted.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and no filing with respect to the public exchange offer has been made under the United States Securities Exchange Act of 1934. The securities issued in the public exchange offer may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act.

LAFARGE

FINAL RESULT OF THE PUBLIC EXCHANGE OFFER FOR MINORITY HOLDERS OF EQUITY INTERESTS IN CEMENTIA

Euronext: LG , NYSE: LR — *Paris, France - July 3, 2002*

Lafarge has issued an announcement in Switzerland regarding the final result of a public exchange offer in Switzerland to the minority holders of equity interests in Cementia Holding AG ("Cementia").

9'297 Cementia bearer shares and 27'228 Cementia participation certificates were tendered in the public exchange offer initiated by Lafarge. This corresponds to 67.29% of the 13'817 Cementia bearer shares and 99.22% of the 27'441 publicly-held Cementia participation certificates.

Taking into account Cementia bearer shares and participation certificates held by Lafarge prior to the exchange offer announcement, bearer shares held by Cementia and bearer shares and participation certificates tendered in the public exchange offer, Lafarge now holds 99.52% of voting rights and share capital as well as 99.95% of the participation capital of Cementia.

The delivery of Lafarge shares offered in the exchange will take place on July 16, 2002. In accordance with the terms of the exchange, 1 Cementia bearer share or participation certificate is exchanged for 11 Lafarge shares.

Following the closing of the public exchange offer, Lafarge is planning to initiate, in accordance with Swiss law, a squeeze-out procedure for all Cementia bearer shares and participation certificates which have not been tendered.

Taking into consideration the number of Cementia shares and participation certificates being subjected to the public exchange offer and the squeeze-out procedure, and in view of the terms of the exchange, the maximum number of Lafarge shares to be issued is 453,838 (including 401,775 within the framework of the public exchange offer), corresponding to a maximum of 0.35% of the current share capital of Lafarge.

MEDIA CONTACTS :
Denis Boulet : 33-1 44-34-94-14
denis.boulet@lafarge.com

Véronique Doux : 33-1 44-34-19-47
veronique.doux@lafarge.com

INVESTOR RELATIONS :
James Palmer : 33-1 44-34-11-26
james.palmer@lafarge.com

Danièle Daouphars : 33-1 44-34-11-51
daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R01-049 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2002

Lafarge (Registrant)

By: 

Name: Jean-Pierre Cloiseau

Title: Senior Vice President, Finance